FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Vizsla Silver Corp.
Suite 1723, 595 Burrard Street
Vancouver, British Columbia, V7X 1J1
(the "Company" or "Vizsla Silver")

Item 2 Date of Material Change

 June 26, 2025

Item 3 News Release

The news releases were disseminated on June 26, 2025 through Cision and filed on SEDAR+.

Item 4 Summary of Material Change

The Company announced that it has completed its previously announced bought deal public offering of 33,334,000 common shares of the Company (the "Common Shares") at a price of US$3.00 per Common Share (the "Offering Price") for aggregate gross proceeds of US$100,002,000 (the "Offering"). The Offering was led by Canaccord Genuity, as sole bookrunner and lead underwriter, on behalf of a syndicate of underwriters that included CIBC Capital Markets, National Bank Financial Inc., Ventum Financial Corp., BMO Capital Markets and Raymond James Ltd. (collectively, the "Underwriters"). The Company has granted the Underwriters an over-allotment option, exercisable at the Offering Price for a period of 30 days after and including the closing date of the Offering, to purchase up to an additional 5,000,100 Common Shares. Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that it has entered into an agreement with Canaccord Genuity as sole bookrunner, on behalf of itself and syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 33,334,000 common shares (the "Common Shares"), at a price of US$3.00 per Common Share, for gross proceeds of approximately US$100,002,000 (the "Offering").

The Company has completed its previously announced bought deal public offering of 33,334,000 common shares of the Company (the "Common Shares") at a price of US$3.00 per Common Share (the "Offering Price") for aggregate gross proceeds of US$100,002,000 (the "Offering"). The Offering was led by Canaccord Genuity, as sole bookrunner and lead underwriter, on behalf of a syndicate of underwriters that included CIBC Capital Markets, National Bank Financial Inc., Ventum Financial Corp., BMO Capital Markets and Raymond James Ltd. (collectively, the "Underwriters"). The Company has granted the Underwriters an over-allotment option, exercisable at the Offering Price for a period of 30 days after and including the closing date of the Offering, to purchase up to an additional 5,000,100 Common Shares.

The Common Shares were offered pursuant to a final prospectus supplement of the Company dated June 23, 2025 (the "Prospectus Supplement") to the short form base shelf prospectus of the Company dated April 28, 2025 (the "Base Shelf Prospectus"), in all of the provinces of Canada, except Quebec, and in the United States pursuant to a prospectus supplement dated June 23, 2025 (the "US Prospectus Supplement") filed as part of an effective registration statement on Form F-10 filed under the Canada/U.S. multi-jurisdictional disclosure system. The Offering remains subject to the final approval of the Toronto Stock Exchange (the "TSX").

The net proceeds of the Offering are expected to be used to advance the exploration and development of the Panuco Project, exploration of the Santa Fe Project, potential future acquisitions, as well as for working capital and general corporate purposes as set out in the Prospectus Supplement.

 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 5 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 Not applicable.

Item 6 Omitted Information

Not applicable.

Item 7 Executive Officer

For further information, contact:

Michael Konnert
Chief Executive Officer
Telephone: (604) 364-2215

Item 8 Date of Report

 June 27, 2025